Exhibit (a)(12)
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         For Information Contact:                      FOR IMMEDIATE RELEASE
         Dennis Lehman
         Chief Financial Officer
         (703) 277-7036                                NASDAQ Small Cap:FOUR


                FORUM GROUP EXTENDS CASH TENDER OFFER FOR ANY AND ALL
                        OUTSTANDING UNITS OF FORUM RETIREMENT
                              PARTNERS UNTIL DECEMBER 1


              Fairfax, Virginia, November 13, 1995 -- Forum Group, Inc. (NASDAQ Small Cap: FOUR) announced today that it has extended the expiration date of its $2.83 per unit cash tender offer for any and all outstanding preferred depositary units representing limited partners' interests in Forum Retirement Partners, L.P. (AMEX: FRL).

              The tender offer has been extended until, and will now expire at, 12:00 Midnight, New York City time, on Friday, December 1, 1995. As a consequence of the extension of the expiration date, unitholders are entitled to tender or withdraw their units pursuant to the tender offer until 12:00 Midnight, New York City time, on Friday, December 1, 1995, unless the tender offer is further extended. The tender offer was previously scheduled to expire on November 10, 1995.

              According to American Stock Transfer & Trust Company, the depositary for the tender offer, as of the close of business on November 10, 1995, 2,261,746 units (approximately 38.7% of the outstanding units not already beneficially owned by Forum Group), had been validly tendered and not withdrawn pursuant to the tender offer, which when added to the units already beneficially owned by Forum Group, aggregate approximately 76.5% of the total number of units presently outstanding.



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